ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

CALVERT VARIABLE SERIES, INC.

Ameritas Mid Cap Value Portfolio

Calvert Asset Management Company, Inc., as the investment advisor to the Ameritas Mid Cap Value Portfolio, a series of the Calvert Variable Series, Inc. (the "Portfolio"), hereby agrees to voluntarily waive its investment advisory fee, based on the average daily net assets of the Portfolio, as follows:

10 basis points on assets up to $100 million, 5 basis points on assets between $100 and $150 million), 10 basis points on assets between $150 and $200 million), 5 basis points on assets between $200 and $250 million, 10 basis points on assets between $250 and $300 million, and 5 basis points on assets in excess of $300 million.

NOTE: This waiver is voluntary on the part of the investment advisor, and is contingent upon the continued service of RiverSource Investments, LLC, as the investment sub-advisor to the Portfolio, with an annual fee of 0.55% of the average daily net assets of the Portfolio under management up to $50 million, 0.50% of the next $100 million, 0.45% of the next $100 million and 0.40% on assets in excess of $250 million.

Date:  April 30, 2007

Attest:	CALVERT ASSET MANAGEMENT COMPANY, INC.

By:_________________	By: /s/ Ronald M. Wolfsheimer Ronald M. Wolfsheimer Senior Vice President, Chief Financial and Administrative Officer